Charting Our Course



FIRST NATIONAL BANKSHARES CORPORATION
2002 ANNUAL REPORT

SHAREHOLDERS' MEETING

The 2003 Annual Meeting of Shareholders of First National Bankshares Corporation will be held on Thursday, April 24, 2003 at 6:00 p.m. in the Roland P. Sharp Alumni Conference Center, West Virginia School of Osteopathic Medicine, Lewisburg, West Virginia. The proxy and proxy statement were mailed with the Annual Report to our shareholders on or about March 14, 2003.

Contact

Charles A. Henthorn, Chief Operating Officer
First National Bank
Post Office Box 457
Ronceverte, West Virginia 24970
304/647-4253 chenthorn@fnbwv.com

Financial Information

Analysts, investors and others seeking financial information about First National Bankshares Corporation should contact Matthew L. Burns, Chief Financial Officer
FNB Private Banking
400 Laidley Tower
Charleston, West Virginia 25301
304/342-4549 mburns@fnbwv.com

News Media Information

News media representatives and others seeking general information should contact
Rebecca E. Mohler, Director of Marketing and Sales
First National Bank
Post Office Box 457
Ronceverte, West Virginia 24970
304/647-4204 rmohler@fnbwv.com

FIRST NATIONAL BANK OFFICES

First National Bank
One Cedar Street
Ronceverte, West Virginia

799 North Jefferson Street
Lewisburg, West Virginia

151 North Court Avenue
Covington, Virginia

FNB Private Banking
400 Laidley Tower
Charleston, West Virginia

TABLE OF CONTENTS

To Our Shareholders

Our Quest

In 2002, First National Bankshares Corporation made significant strides toward enhancing the long-term value of your investment. Loans, deposits and total assets at year-end were at their highest levels in the Company's history. The Company also ventured into new territory by opening a full-service facility in Covington, Virginia. This new venture now gives us four locations in two states.

The use of non-traditional banking channels such as Mr. First® Online Banking and Telebanking continues to increase. As your Company has grown, so has the demand for technological convenience. Customers continue to navigate the numerous banking options technology offers and enjoy the convenience of having account access at their fingertips, twenty-four hours a day, seven days a week. To illustrate, in the month of December 2002 alone, over eighteen thousand transactions were initiated through the use of these two media.

While many financial milestones were achieved during the year, we continually explore new ways of meeting customer and shareholder expectations. Ongoing analysis of our products and services resulted in several changes that allow us to be more competitive. This is imperative as we position ourselves for the quest to become a high-performing financial services company.

Every customer wants three things: a great product, good value for the price and good service. This is achieved through operational efficiency — controlling costs while maintaining quality. In 2002, a new program was introduced that encourages employees to submit ideas for improving all aspects of our products, services and workplace. We want to ensure that we continually devise more efficient means of serving our customers and providing long-term value to our shareholders.

Financial Highlights

2002 proved to be both a rewarding, yet difficult year for your Company. External forces such as the weakened economy, declining interest rates and low consumer confidence all had an impact on our performance. These factors, coupled with the negative impact of a charge to earnings from a defaulted loan, and the subsequent loss on the sale of the related collateral, resulted in earnings per share and return on equity levels below desired performance. Nevertheless, many positives were achieved during the year. Total assets increased nearly 16% from year-end 2001, deposits increased 17% and loan growth, although not as robust, increased almost 7%. A major contributing factor to the aforementioned growth was the opening of the Covington, Virginia, office. In addition to the deposit and loan growth generated by this new location, the Company strengthened its management team by adding two new members, James C. Chaney and Benny A. Williams, with combined banking experience approaching seventy years.

For a detailed explanation of the Company's financial performance for 2002, please refer to the Management Discussion and Analysis section.

Provisions For The Voyage

We think it is critical for our employees to possess the tools they need to professionally serve our customers. In 2002, FNB offered a wide range of training for all employees, and our staff completed courses ranging from loan compliance to ethics in banking. In addition to online training and Company sponsored training sessions specific to our products and services, we offered focused professional development opportunities and performance recognition to our top performers, regardless of where they were on the corporate ladder. We remain committed to the premise that our employees must have the skills needed to make the voyage. And when necessary, we will look beyond the Company's internal organizational experience for new knowledge and proven solutions.

Charting Our Course For The Future

In January 2003, the Company's Management Team participated in a strategic planning retreat. This session proved successful and the ideas generated were presented to the Company's Board of Directors. Shortly after the Management retreat, the Company Board continued tradition by holding its sixth annual planning retreat. These retreats stimulate ideas that ultimately lead to the decisions that chart our course. And, rather than traveling an unknown route, your Board would rather navigate along the most prudent courses of action to ensure that your investment is not only worthwhile but also rewarding.

The Journey Continues

In 2003, First National Bank will celebrate 115 years of operation. The journey that began in 1888 continues today. By mapping out our future and keeping a vigilant eye on the course ahead, our expedition should be challenging, yet rewarding. We want you to be a part of our journey; your comments and suggestions are welcomed and your business is valued.

Sincerely,

L. Thomas Bulla

L. Thomas Bulla
President & Chief Executive Officer

FINANCIAL HIGHLIGHTS

Total Assets
(in thousands)


'02
$151,808
'01
$131,319
'00
$114,875
'99
$104,829
'98
$98,353
Year End

Net Loans
(in thousands)


'02
$109,516
'01
$102,801
'00
$87,759
'99
$74,264
'98
$68,671
Year End

Earnings Per Share
(In dollars)


'02
$1.16
'01
$1.22
'00
$1.13
'99
$1.03
'98
$0.75
Year End

Book Value Per Share
(In dollars)


'02
$12.79
'01
$12.04
'00
$11.31
'99
$10.52
'98
$10.11
Year End

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data and ratios)

	2002	2001	2000	1999	1998
SUMMARY OF OPERATIONS					
Interest income	$ 8,692	$ 9,224	$ 8,761	$ 7,707	$ 7,564
Interest expense	2,925	4,123	4,079	3,390	3,372
Net interest income	5,767	5,101	4,682	4,317	4,192
Provision for loan losses	304	257	73	100	449
Noninterest income	991	671	432	455	445
Noninterest expense	4,741	3,743	3,403	3,175	3,167
Income before income taxes	1,713	1,772	1,638	1,497	1,021
Net income	1,144	1,200	1,100	1,002	724
PER SHARE DATA					
Net income:					
Basic	$ 1.16	$ 1.23	$ 1.14	$ 1.04	$ 0.75
Diluted	1.16	1.22	1.13	1.03	0.75
Cash dividends declared	0.46	0.54	0.52	0.42	0.33
Book value per share	12.79	12.04	11.31	10.52	10.11
AVERAGE BALANCE SHEET SUMMARY					
Loans, net	$ 106,772	$ 95,045	$ 81,681	$ 69,835	$ 68,696
Securities	24,313	20,087	21,722	23,460	17,375
Deposits	126,649	108,847	91,173	88,821	78,949
Long-term debt	374	449	465	3,439	5,494
Shareholders' equity	12,147	11,453	10,798	9,941	9,543
Total assets	143,672	127,852	110,493	104,591	96,442
AT YEAR END					
Loans, net	$ 109,516	$ 102,801	$ 87,759	$ 74,264	$ 68,671
Securities	32,677	18,327	20,996	22,876	17,866
Deposits	134,253	114,620	96,525	89,132	81,221
Long-term debt	1,350	442	458	473	5,488
Shareholders' equity	12,579	11,822	10,986	10,151	9,747
Total assets	151,808	131,319	114,875	104,829	98,353
SELECTED RATIOS					
Return on average assets	0.80%	0.94%	1.00%	0.96%	0.75%
Return on average equity	9.42%	10.47%	10.19%	10.08%	7.59%
Average equity to average assets	8.45%	8.96%	9.77%	9.50%	9.90%
Dividend payout ratio	39.52%	43.93%	45.76%	40.38%	43.64%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

First National Bankshares Corporation (the "Company") is a bank holding company, which provides financial products and services through its wholly owned subsidiaries, First National Bank and FNB Insurance, LLC. First National Bank is a commercial bank with operations in Greenbrier and Kanawha Counties of West Virginia and Alleghany County in Virginia. The Bank provides retail and commercial loans and deposit and trust services primarily to customers in Greenbrier, Kanawha, Alleghany and surrounding counties. FNB Insurance, LLC was organized on September 27, 2000, for the purpose of investing in ProServ, LLC, an insurance agency operating in the State of West Virginia selling various lines of insurance products. Along with other investors, FNB Insurance, LLC will share in the results of ProServ, LLC.

The following is a discussion and analysis focused on significant changes in the financial condition and results of operations of the Company for the applicable periods covered by the consolidated financial statements appearing in this Annual Report. This discussion and analysis should be read in conjunction with such financial statements and the accompanying notes thereto. Certain amounts in this discussion, as previously presented, have been reclassified from prior years to conform to current year classifications. Amounts and percentages have been rounded for purposes of discussion.

Forward-looking Statements

The following discussion contains statements that refer to future expectations, contains projections of the results of operations or of financial condition, or states other information that is "forward-looking." "Forward-looking" statements are easily identified by the use of words such as "could," "anticipate," "estimate," "believe," and similar words that refer to a future outlook. There is always a degree of uncertainty associated with "forward-looking" statements. The Company's management believes the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated. Some factors that could significantly affect the results include: changes in economic conditions, either nationally or within the Company's markets; changes in market interest rates; changes in competitive pressures; changes in legal or accounting regulations; and changes in the securities and investments markets.

Application of Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies followed by the Company are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS section of this financial review.

Earnings Summary

The Company reported net income of $1,144,000 for 2002, a decrease of $56,000 or 4.6% over the $1,200,000 reported for 2001. On a per share basis, diluted earnings per share were $1.16 in 2002, $1.22 in 2001, and $1.13 in 2000. Improvements in net interest income and noninterest income were offset by higher operating costs incurred following the opening of a new full-service branch in Covington, Virginia, in February 2002 and a $266,000 pre-tax loss on the sale of foreclosed property. The new branch replaces the loan production office opened in Covington in February 2001. The various factors significantly influencing results of operations are included in the following discussion.

Return on average assets (ROA), a measure of how effectively the Company utilizes its assets to produce net income, was 0.80% for 2002, compared to 0.94% for 2001 and 1.00% for 2000. Return on average equity (ROE), which measures earnings performance relative to the total amount of equity capital invested in the Company, was 9.42% in 2002, 10.47% in 2001, and 10.19% in 2000.

Net Interest Income

The most significant component of the Company's net earnings is net interest income, which is the excess of interest income earned on loans, securities and other interest earning assets over interest expense on deposits and borrowings. Net interest income is influenced by changes in volume resulting from growth and alteration of the balance sheet's composition, as well as by fluctuations in market interest rates and maturities of sources and uses of funds. Net interest income is presented and discussed in this section on a fully Federal tax-equivalent basis to enhance the comparability of the performance of tax-exempt securities to other fully taxable earning assets. For the years ended 2002, 2001, and 2000, tax-equivalent adjustments of $91,000, $82,000 and $75,000, respectively, are included in interest income, and were computed assuming a tax rate of 34.0% in all periods.

2002 Versus 2001

In 2002, the Company's net interest income on a fully tax-equivalent basis increased $675,000 or 13.0% compared to 2001. The prevailing reason for the increase has been the growth in the Company's interest-earning assets, which has been the driving force over the past three years as displayed in Table I. On average, interest-earning assets have increased from $121,604,000 in 2001 to $136,415,000 in 2002, an increase of 12.2%.

Interest rates have steadily declined over the past several months with many indices and benchmarks at or near historical lows. As a result of variable interest rate terms, contractual maturities and prepayments, a significant portion of the Company's interest-earning assets have repriced at lower interest rates during 2002. As a result, the net yield on interest-earning assets has declined from 7.65% to 6.44%, or 121 basis points. Similarly, interest-bearing liabilities repriced during 2002, resulting in a 147 basis point decrease in the average interest rate paid on liabilities. Overall, the net impact of lower interest rates resulted in a net decrease in net interest income of $174,000.

An important component to any financial institution's success is its ability to effectively manage its net yield on interest-earning assets or "margin." Despite the falling rate environment, the Company was able to maintain its margin in 2002 (4.29% versus 4.26%). This was done by funding a portion of the growth in interest-earning assets with noninterest-bearing deposits and internal capital and controlling its interest cost. Notwithstanding the stable margin, the Company has seen signs of an eroding margin in the third and fourth quarters of 2002, which has been a common theme throughout the industry for the past two years. Slower loan demand relative to the increased asset growth has put added pressure on the margin.

See Tables I and II for further analysis of the Company's net interest income.

2001 Versus 2000

The Company's net interest income increased $425,000 or 8.9% from 2000 on a fully tax-equivalent basis. As in 2001, the Company experienced significant asset growth, particularly in loans, its highest yielding asset, which bolstered the Company's interest income. Overall, the increase in interest-earning assets translated to an increase in interest income of $1,208,000. Similarly, growth in interest-bearing liabilities incrementally increased interest expense by $705,000. The overall impact of the volume changes was a net increase in the Company's net interest income of $503,000. As was common across the industry, the Company's net interest margin declined 28 basis points from the previous year as a result of the lower interest rate environment in 2001 and competitive pricing for loan and deposit customers. Overall, the decline in the net interest margin had a negative impact on the Company's net interest income of $78,000.

Provision for Loan Losses

The provision for loan losses represents charges to earnings necessary to maintain the allowance for loan losses at a level which is considered adequate in relation to the estimated risk inherent in the loan portfolio based upon management's periodic assessment of the adequacy of the allowance for loan losses.

During 2002, the Company made a provision for loan losses of $304,000. This compares to a provision of $257,000 and $73,000 made in 2001 and 2000 respectively. There has been a marked increase in the provision over the past three years. The increase is due in part to the increase in loan volume. Average loans have increased from $82,446,000 in 2000 to $106,772,000 in 2002. Secondly, a shift in various inherent risk factors directly related to asset quality, such as the current economic conditions, has warranted an increase in the provision. For additional discussion of these factors and the related allowance for loan losses account, refer to the ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS section of this discussion.

Noninterest Income

Noninterest income, which includes revenues from all sources other than interest income and yield related loan fees, totaled $991,000, $671,000, and $432,000 for the years ended December 31, 2002, 2001, and 2000. As a percentage of average assets, other income was 0.69%, 0.52%, and 0.39% for 2002, 2001 and 2000 respectively.

The following table (in thousands) details the components of non-interest income earned by the Company in 2002, 2001, and 2000, as well as the percentage increase (decrease) in each over the prior year.

NONINTEREST INCOME

	2002		2001		2000
	Amount	Percent Change	Amount	Percent Change	Amount
Service fees	$ 467	5.4%	$ 443	50.7%	$ 294
Securities gains (losses), net	84	n/a	-	(100.0)	(3)
Loan origination fees - secondary market loans	308	140.6	128	1,063.6	11
Other	132	33.3	99	(23.8)	130
Total	$ 991	47.7	$ 671	55.3	$ 432

2002 Versus 2001

A significant component of noninterest income in 2002 was loan fees derived from originating fixed-rate loans for third party mortgage brokers. The underwriting decision, credit risk and funding responsibilities are borne by the third party brokers. The Company's involvement is limited to marketing the product and assisting the broker in the preparation of underwriting documentation and closing documents. In return, the Company receives a fee based upon the interest rate charged to the mortgage customer. Total fees were $308,000 in 2002 compared to $128,000 in 2001, and it accounted for nearly one-third of total noninterest income. The low interest rate environment spurred demand for this product in 2002.

In the past, the Company's involvement in selling securities held in its available for sale portfolio was very limited. This strategy will likely continue in the future with sales generally occurring as a result of liquidity needs or issuer quality concerns, not as a significant source of revenue generation. Although liquidity needs were not significant in 2002, the Company did take advantage of a favorable interest rate environment by selling various securities that resulted in securities gains. The underlying purpose for the sales was to better manage future liquidity needs by matching future loan growth with maturing securities.

2001 Versus 2000
Service fees increased significantly following the implementation of a new fee schedule in the second quarter of 2001. This change coupled with an increase in deposit customers accounted for the $149,000 or 50.7% increase in fees. Loan origination fees recognized from the Bank's secondary market loan program increased dramatically in 2001. The volume of loans originated was up significantly due to the favorable mortgage interest rate environment and the opening of the loan production office in Covington, Virginia, which accounted for approximately 42.2% of the loan fees in 2001. Other income was down in 2001 compared to 2000 due to a nonrecurring gain recognized following the restructuring of a life insurance company the Bank used for its key-man life insurance policies.

Noninterest Expense
The following table itemizes the primary components of noninterest expense for 2002, 2001 and 2000, and the percentage increase (decrease) in each over the prior year. A discussion of the material changes among the years presented also follows the table (in thousands).

NONINTEREST EXPENSES

	2002		2001		2000
	Amount	Percent Change	Amount	Percent Change	Amount
Salaries and employee benefits	$ 2,194	20.4%	$ 1,823	7.2%	$ 1,701
Net occupancy expense	344	12.4	306	13.3	270
Equipment rental, depreciation and maintenance	409	23.2	332	19.4	278
Data processing	397	18.2	336	23.1	273
Advertising	143	52.1	94	2.2	92
Professional & legal	132	3.1	128	0.8	127
Directors' fees shareholders' expense	118	11.3	106	(4.5)	111
Postage and courier	130	38.3	94	20.5	78
Stationery and supplies	140	25.0	112	34.9	83
Loss on foreclosed real estate	266	-	-	-	-
Other	468	13.6	412	5.6	390
Total	$ 4,741	26.7	$ 3,743	10.0	$ 3,403
Noninterest expense as a percentage of average earning assets	3.5%		3.1%		3.2%

TABLE I
AVERAGE BALANCE SHEET AND NET INTEREST INCOME ANALYSIS
(Dollars in thousands)

	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
INTEREST-EARNING ASSETS									
Loans, net of unearned discount (1)	$ 106,772	$ 7,631	7.15%	$ 95,045	$ 7,969	8.38%	$ 82,446	$ 7,454	9.04%
Securities:									
Taxable	20,508	792	3.86	16,693	868	5.20	18,704	1,132	6.05
Tax-exempt (2)	3,805	268	7.04	3,394	242	7.13	3,018	220	7.28
Total securities	24,313	1,060	4.36	20,087	1,110	5.53	21,722	1,352	6.22
Federal funds sold and interest-bearing deposits	5,330	92	1.73	6,472	228	3.52	570	31	5.44
Total interest earnings assets	136,415	8,783	6.44	121,604	9,307	7.65	104,738	8,837	8.44
NONINTEREST-EARNING ASSETS									
Cash and due from banks	3,496			2,934			2,658		
Bank premises and equipment	2,785			1,746			1,627		
Other assets	1,940			2,268			2,235		
Allowance for loan losses	(964)			(700)			(765)		
Total assets	$ 143,672			$ 127,852			$ 110,493		
INTEREST-BEARING LIABILITIES									
Demand deposits	18,926	126	0.67	15,473	212	1.37	14,596	350	2.40
Savings deposits	57,546	1,448	2.52	43,362	1,559	3.60	36,860	1,736	4.71
Certificates of deposit	34,444	1,272	3.69	37,275	2,070	5.55	28,663	1,543	5.38
Total interest bearing deposits	110,916	2,846	2.57	96,110	3,841	4.00	80,119	3,629	4.53
Short-term borrowings	3,382	51	1.51	5,993	257	4.29	7,241	423	5.84
Long-term borrowings	374	28	7.49	449	26	5.79	465	27	5.81
Total interest bearing liabilities	114,672	2,925	2.55	102,552	4,124	4.02	87,825	4,079	4.64
NONINTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	15,733			12,737			11,054		
Other liabilities	1,120			1,110			816		
Shareholders' equity	12,147			11,453			10,798		
Total liabilities and shareholders equity	$ 143,672			$ 127,852			$ 110,493		
NET INTEREST EARNINGS		$ 5,858			$ 5,183			$ 4,758	
NET YIELD ON INTEREST EARNING ASSETS			4.29%			4.26%			4.54%

(1) For purposes of this table, nonaccruing loans are included in average loan balances. Loan fees are also included in interest income.
(2) Computed on a fully Federal tax-equivalent basis using a rate of 34% for all years.

TABLE II

CHANGE IN INTEREST INCOME AND EXPENSE
DUE TO CHANGES IN AVERAGE VOLUME AND INTEREST RATES (1)
(Dollars in thousands)

	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST EARNING ASSETS						
Loans	$ 917	$ (1,254)	$ (337)	$ 1,083	$ (568)	$ 515
Securities:						
Taxable	174	(250)	(76)	(114)	(150)	(264)
Tax-exempt (2)	29	(3)	26	27	(5)	22
Total securities	203	(253)	(50)	87	(155)	(242)
Federal funds sold and interest-bearing deposits with other banks	(35)	(101)	(136)	212	(15)	197
Total interest earning assets	1,085	(1,608)	(523)	1,208	(738)	470
INTEREST-BEARING LIABILITIES						
Demand deposits	40	(126)	(86)	20	(158)	(138)
Savings deposits	430	(541)	(111)	275	(452)	(177)
Certificates of deposit	(147)	(651)	(798)	477	50	527
Short-term borrowings	(82)	(123)	(205)	(65)	(101)	(166)
Long-term borrowings	(5)	7	2	(1)	-	(1)
Total interest-bearing liabilities	236	(1,434)	(1,198)	706	(661)	45
NET INTEREST EARNINGS	$ 849	$ (174)	$ 675	$ 502	$ (77)	$ 425

(1) - The change in interest due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.
(2) - Calculated assuming a fully tax-equivalent basis using the rate of 34%.

2002 Versus 2001

As expected, the opening of the Covington branch in February 2002 had a significant impact on the Company's non-interest expense in 2002 compared to 2001. Overall, expenses increased $998,000 or 26.7% in 2002. Direct operating expenses associated with Covington were $495,000 or nearly 50.0% of the overall increase. Practically all expense items increased as a result of the new branch with salaries and related benefits accounting for the majority of the direct operating expenses ($277,000).

In February 2002, the Company upgraded its ATM network to a real-time processing platform. As a result of the upgrade, the Company's data processing fees increased approximately $31,000. The remaining increase over 2001 is primarily a result of annual fee increases stipulated in the service providers' contracts.

As more fully discussed in the Note 5 to the Consolidated Financial Statements, the Company recognized a $266,000 pretax charge to earnings as a result of the sale of foreclosed property in 2002.

2001 Versus 2000

Salaries and employee benefits, which are the Company's largest noninterest expense, increased $122,000 or 7.2% in 2001. The increase was due in part to the hiring of three additional staff in 2001. In addition, the Company's employee health insurance premiums and other related employee benefits increased 30.7% in 2001.

Both net occupancy and equipment maintenance line items increased in 2001 due to a number of reconditioning and refurbishment projects undertaken on the bank premises and equipment. Additionally, depreciation expense increased over the prior year due to various capital outlays for equipment and infrastructure improvement in 2001.

Data processing increased in 2001 compared to 2000 due to a full-year's expense associated with the Bank's online banking product and an increase in the third-party data processor's fees. Data processing fees charged by the third party servicer rose in 2001 due to an increase in the volume of accounts and transactions processed by the servicer and due to new fees associated with various product enhancements purchased by the Company.

The increase in stationery and supplies is commensurate with the increase in the number of loan and deposit customers and incidental supplies used in connection with various direct mail advertising campaigns.

Income Taxes

The Company's income tax expense, which includes both Federal and state income taxes, totaled $569,000 or 33.2% of pretax income in 2002, compared to $572,000 or 32.3% in 2001, and $538,000 or 32.8% in 2000. For financial reporting purposes, income tax expense does not equal the Federal statutory income tax rate of 34% when applied to pretax income, primarily because of state income taxes and interest income derived from tax-exempt securities. Additional details relative to the Company's income taxes are included in Note 9 to the accompanying consolidated financial statements.

Changes in Financial Position

Total assets increased $20,489,000 or 15.6% to $151,808,000 at year-end 2002 compared to $131,319,000 at year-end 2001. Average total assets increased 12.4% from $127,852,000 during 2001 to $143,672,000 during 2002. TABLE I presents the composition of the Company's average balance sheet for the years ended 2002, 2001 and 2000. A discussion of the significant fluctuations in components of the Company's balance sheet follows.

Securities and Overnight Investments

The Company's security portfolio consisted of available for sale and held to maturity securities. Securities classified as available for sale are carried at fair value with unrealized gains and losses reported as a separate component of shareholders' equity, net of deferred income taxes, while held to maturity securities are carried at amortized cost. The Company does not hold any securities for trading purposes. At year-end 2002, approximately 71% of the securities (based on amortized cost) was classified as available for sale. This compares to 61% in 2001. At the time of purchase, management decides whether securities will be classified as available for sale or held to maturity. For liquidity reasons, management will likely designate the majority of future purchases of securities as available for sale.

The securities portfolio averaged $24,313,000 in 2002, a $4,226,000 increase from 2001's average balance of $20,087,000. By year-end (and for much of 2002), deposit growth had outpaced loan growth by $12,685,000 or nearly 3 to 1, leading to growth in the Company's security portfolio.

At December 31, 2002, the Company did not own securities of any one issuer, other than the U.S. Government or its agencies, that exceeded ten percent (10.0%) of shareholders' equity. The distribution of non-equity securities together with the weighted average yields by maturity at December 31, 2002 is summarized in TABLE III.

At year-end, the Company's investment in overnight positions, such as Federal funds sold and interest-bearing deposits held at other banks, was $2,550,000 in 2002 versus $2,152,000 in 2001. On average, the overnight position was $5,330,000 in 2002 compared to $6,472,000 in 2001. It is the Bank's philosophy to minimize its involvement in the overnight funds market; however due to liquidity reasons (i.e. fluctuations in loan and deposit balances), the bank may buy or sell funds on an overnight basis.

TABLE III
SECURITY MATURITY ANALYSIS (2)
(At amortized cost, dollars in thousands)

	Within One Year Amount	Within One Year Yield(1)	After One But Within Five Years Amount	After One But Within Five Years Yield(1)	After Five But Within Ten Years Amount	After Five But Within Ten Years Yield(1)	After Ten Years Amount	After Ten Years Yield(1)
Securities Held to Maturity								
U.S. Government agencies and corporations	$ 1,000	5.3%	$ -	0.0%	$ -	0.0%	$ -	0.0%
State and political subdivisions	1,520	5.3%	1,791	3.6%	2,002	3.3%	1,084	5.2%
Certificates of deposit with other banks	887	2.5%	1,268	2.3%	-	0.0%	-	0.0%
Total	$ 3,407	4.6%	$ 3,059	3.1%	$ 2,002	3.3%	$ 1,084	5.2%
Securities Available for Sale								
U.S. Government agencies and corporations	$ 4,185	2.8%	$ 18,487	3.0%	$ -	0.0%	$ -	0.0%

(1) Weighted average yield presented without adjustment to a tax equivalent basis.
(2) Excludes equity securities, such as Federal Reserve Bank and Federal Home Loan Bank stock.

Loans

In 2002, loans increased $6,949,000, or 6.7%, to $110,587,000 from $103,638,000 at year-end 2001. Average loans outstanding increased from $95,045,000 in 2001 to $106,772,000 in 2002, an increase of $11,727,000 or 12.3%. A summary of the Company's year-end loan balances by type is summarized in the following table (in thousands).

	2002	Percent Increase (Decrease)	2001	Percent of Total Loans 2002	Percent of Total Loans 2001
Commercial, financial and agricultural	$ 47,268	11.1%	$ 42,541	42.7%	41.0%
Real estate - construction	1,340	15.2	1,163	1.2	1.1
Real estate - mortgage	45,775	3.1	44,399	41.4	42.9
Installment	13,805	4.3	13,236	12.5	12.8
Other	2,399	4.3	2,299	2.2	2.2
Total Loans	$ 110,587	6.7	$ 103,638	100.0%	100.0%

Overall, loan demand was restrained in 2002 due to depressed economic conditions and a decline in consumer confidence and spending. However, the Company did experience modest loan growth in its Covington market. In 2002, Covington was responsible for $6,931,000 in net loan growth, while the Company's other markets experienced flat loan growth. In the fourth quarter of 2002, Covington accounted for $4,506,000 in net loan growth. The majority of this growth coincides with the hiring of a local, experienced commercial loan officer who is primarily responsible for business development in Covington and contiguous markets.

The Covington market will be experiencing significant changes in 2003. Two competitors, which together hold a significant amount of the market share in Covington, announced an agreement to merge. The merger is expected to close by the end of the third quarter in 2003. As a result of the consolidation, management expects that growth opportunities for the Company may arise during the transition of this consolidation; however, this cannot be assured. In the Company's remaining markets, Greenbrier and Kanawha Counties, loan demand is expected to remain moderate to flat. A dampened economy has slowed growth in these markets. In addition, competition for loan customers has heightened, as previous and new competitors remain extremely active. Management will continue to rely on its current advertising campaign and personal relationships to stimulate loan growth.

A summary of loan maturities by loan type as of December 31, 2002, is included in Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

Allowance for Loan Losses and Risk Elements

At December 31, 2002 and 2001, the allowance for loans losses of $1,036,000 and $837,000 represented 0.94% and 0.81% of gross loans, respectively, and was considered adequate to cover inherent losses in the subsidiary bank's loan portfolio as of the respective evaluation date. The allowance for loan losses is maintained at a level considered adequate to provide for inherent losses that can be reasonably estimated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Management, on a quarterly basis, performs a comprehensive loan evaluation, which encompasses the identification of all potential problem credits that are included on an internally generated watch list. The identification of loans for inclusion on the watch list is facilitated through the use of various sources, including past due loan reports, previous internal and external loan evaluations, classified loans identified as part of regulatory agency loan reviews and reviews of new loans representative of current lending practices within the Bank. Once this list is reviewed to ensure it is complete, detailed reviews of specific loans for collectibility, performance and collateral protection are performed. A grade is assigned to the individual loans reviewed utilizing internal grading criteria, which is somewhat similar to the criteria utilized by the Bank's primary regulatory agency. Based on the results of these reviews, specific reserves for potential losses are identified. In addition, management considers historical loan loss experience for both the Bank and its peer group, new loan volume, portfolio composition, levels of nonperforming and past due loans, trends in the Special Mention and Classified Assets, and current and anticipated national and local economic conditions in evaluating the adequacy of the allowance for loan losses.

The subsidiary bank's allowance for loan losses is established on a loan-by-loan and pool-by-pool basis. In addition to loan performance factors (e.g. new loan volume, past due performance and charge-off history), management evaluates national and local economic conditions, which may impact future performance of the loan portfolios. An increase in the national unemployment rate, current economic uncertainty, an increase in home foreclosures, and a record number of bankruptcy filings in the United States have warranted additional consideration by management in evaluating estimated loss factors. As a result of the evaluation of the subjective factors, management has adjusted the historical loss experience to better reflect losses that are inherent in the portfolio. In 2002, the Company refined its method of allocating inherent loss factors to the various loan portfolios. As such, the allocation of the allowance from prior years has been reclassified in order to enhance the comparability to 2002's methodology. The Company's unallocated portion has historically represented a minor portion of the allowance for loan losses. Management believes the allowance is sufficient to cover any potential losses in the current loan portfolio. An allocation of the allowance for loan losses to specific loan categories is presented in the table below.

The portion of the subsidiary bank's allowance for loan losses specifically allocated to commercial, financial, and agricultural loans increased from $276,000 at December 31, 2001, to $329,000 at December 31, 2002, while the portion of the allowance for loan losses specifically allocated to real estate - construction loans remained unchanged at $1,000. The specific allocation for real estate - mortgage loans rose from $423,000 at December 31, 2001, to $508,000 at December 31, 2002. Meanwhile, the specific allocation for installment and other loans increased from $119,000 and $18,000, respectively, at December 31, 2001, to $168,000 and $30,000, respectively, at December 31, 2002. The increase in the specific allocations for each of the loan portfolios is attributable to an increase in the number of loans with identified losses. In addition, various risk factors, as discussed in the preceding paragraph, have heightened over the past year and have dictated a higher reserve.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

	2002		2001	
	Amount	Portfolio As a Percent of Total Loans	Amount	Portfolio As a Percent of Total Loans
Commercial, financial, and agricultural	$ 329	42.7%	$ 276	41.0%
Real estate - construction	1	1.2	1	1.1
Real estate - mortgage	508	41.4	423	42.9
Installment	168	12.5	119	12.8
Other	30	2.2	18	2.2
Unallocated	-	-	-	-
	$ 1,036	100.0%	$ 837	100.0%

As more fully explained in Notes 1 and 4 of the Notes to Consolidated Financial Statements included in this Annual Report, certain impaired loans are required to be reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. At December 31, 2002 and 2001, the Company had $433,000 and $294,000 in loans classified as impaired, all of which were nonaccrual. The related allowance for loss allocated to the impaired loans at December 31, 2002 and 2001 was approximately $82,000 and $16,000. The Company's average investment in impaired loans was $302,000 for 2002 versus $306,000 in 2001.

Loan charge-offs, net of recoveries, for 2002 were $106,000 compared to $38,000 and $217,000 in 2001 and 2000, respectively. Expressed as a percentage of average loans outstanding, net loan charge-offs were 0.10%, 0.04% and 0.26% during 2002, 2001 and 2000, respectively. See Note 5 of the Notes to the Consolidated Financial Statements for an analysis of the activity in the Company's allowance for loan losses in 2002, 2001 and 2000. The following table presents a summary of the Company's nonperforming assets and accruing loans past due 90 days or more at December 31, 2002, 2001 and 2000 (in thousands).

NONPERFORMING ASSETS

	2002	2001
Nonperforming assets		
Nonaccrual loans	$ 433	$ 294
Other real estate owned	30	796
Restructured loans	-	-
Total nonperforming assets	$ 463	$ 1,090
As a percentage of outstanding loans	0.4%	1.1%
Accruing loans past due 90 days or more	$ -	$ -

The Company classifies a loan as nonaccrual when the full collection of principal and interest is unlikely or when the loan is past due 90 or more days, unless the loan is adequately secured and in the process of collection. If interest on nonaccrual loans had been accrued in accordance with the original loan terms, such income would have approximated $22,000, $17,000 and $17,000 in 2002, 2001 and 2000, respectively. No income was recognized on such loans during 2002, 2001 or 2000.

Other real estate owned totaled $30,000 and $796,000 at December 31, 2002 and 2001, respectively. The December 31, 2002 carrying amount consists of a single parcel of residential property. Subsequent to year-end, the property was sold for cash wherein the Company recognized a $10,000 gain. The December 31, 2001 carrying amount consisted of a single parcel of commercial property. The property was leased for a period of time during 2001 and 2000 pursuant to an agreement signed in 1999. The property was sold for cash in August 2002 wherein the Company recognized a $266,000 pre-tax loss.

Deposits

Total deposits increased 17.1% to $134,253,000 as of December 31, 2002, from $114,620,000 at December 31, 2001. Similarly, average total deposits increased from $108,847,000 as of December 31, 2001 to $126,649,000 at December 31, 2002, an increase of 16.4%. A summary of the Company's average deposits by product follows (in thousands):

SUMMARY OF AVERAGE DEPOSITS

	2002	2001
Demand deposits	$ 34,659	$ 28,210
Savings	57,546	43,362
Certificates of deposits	34,444	37,275
Total	$ 126,649	$ 108,847

The opening of the Covington branch had a significant impact on the Company's deposit growth in 2002. This location was responsible for $12,817,000 or nearly 65.3% of the total growth experienced in 2002. The deposit mix at the new location is similar to the consolidated mix shown in the above table. Although the deposit growth from the Company's other locations has slowed following a rapid increase over a 24-month period, it accounted for the remaining $6,816,000, representing a 6.3% growth rate over the prior year. Competition from new and existing competitors has slowed deposit growth in Greenbrier County, West Virginia, which accounts for a majority of the Company's current deposit base. In addition, management has opted to manage deposit growth with its pricing decisions. This is in response to the slower loan demand.

Over the past year and coinciding with the fall in interest rates, there has been a distinct trend for depositor preference in short-term, liquid deposits, which yield a competitive return. This preference has led to significant growth in the Company's savings balance relative to other deposit products. As illustrated above, savings deposits have grown 32.7% since December 31, 2001. This trend is likely to continue should interest rates remain at their low levels and should equity markets continue to be highly volatile.

Although the Company remains committed to funding its assets with traditional community bank deposit products, interest rate costs, timing and transaction costs are weighed in determining the most effective method of funding the bank. With the advent of short-term and long-term funding alternatives discussed below, the reliance on core deposits as a significant funding source has lessened.

Details relative to the interest-bearing deposits are presented in Note 7 of the Notes to Consolidated Financial Statements included with this Annual Report.

Short-term and Long-term borrowings

The Company's short-term borrowings consist of securities sold under agreements to repurchase ("repurchase agreements"), Federal funds purchased and short-term advances from the Federal Home Loan Bank ("FHLB"). At December 31, 2002, short-term borrowings totaled $2,535,000 compared to $3,401,000 at December 31, 2001. On average, the Company's utilization of these arrangements was $3,382,000 in 2002 compared to $5,993,000 in 2001. Because of the deposit growth and the resulting Federal funds sold position for most of 2002, the Company's use of short-term advances or Federal funds purchased was negligible in 2002, which led to the decrease in the average balance in 2002 compared to 2001.

Long-term borrowings totaled $1,350,000 and $442,033 at December 31, 2002 and 2001, respectively. The outstanding loan at December 31, 2001, was paid off in August 2002. The Company entered into a $1,350,000 fixed-rate long-term borrowing with the FHLB in December 2002. The borrowing was obtained in order to fund a specific loan credit with similar interest rate and repayment terms.

For more information on borrowings refer to Note 8 of the Notes to Consolidated Financial Statements included in this report.

Capital Resources
Maintenance of a strong capital position is a continuing goal of the Company's management. Through management of its capital resources, the Company seeks to provide an attractive financial return to its shareholders while retaining sufficient capital to support future growth. Over the past two years, the Company's average total shareholders' equity expressed as a percentage of average total assets remained strong at 8.5% and 9.0% for 2002 and 2001, respectively.

Cash dividends totaling $452,000, or $0.46 per share were declared in 2002 compared to $527,000 or $0.54 per share declared in 2001. These payout levels represented approximately 39.5% and 43.9% of the Company's net income in 2002 and 2001, respectively. The Company has a dividend policy whereby the dividend payout level may not exceed 40% of the Company's annual net income. In 2001, the Board approved the dividend payout in excess of the policy limit. Accordingly, future declarations may be limited to the amounts that would be available under the policy directive.

Although the Company continues to report capital ratios well above minimum guidelines as discussed below, it has become prudent for the Company to manage the dividend growth rate in order to preserve capital for future internal asset growth and to build a capital position that will allow the Company to react in a timely manner to external growth opportunities should they present themselves. As a result, future dividends are expected to remain flat. Additional information related to regulatory restrictions on capital and dividends are disclosed in Note 14 of the Notes to Consolidated Financial Statements included with this Annual Report.

The Company's subsidiary bank is subject to minimum regulatory risk-based capital guidelines, as more fully described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report. Such guidelines provide for relative weighting of both on and off-balance sheet items (such as loan commitments and standby letters of credit) based on their perceived degree of risk. At December 31, 2002, the Company continues to exceed each of the regulatory risk-based capital requirements as shown in the following table.

RISK-BASED CAPITAL RATIOS

	Actual	Minimum Requirement
Total risk-based capital ratio	12.18%	8.00%
Tier 1 risk-based capital ratio	11.16%	4.00%
Leverage ratio	7.64%	3.00%

Impact of Inflation and Effects of Changing Prices
The results of operations and financial position of the Company have been presented based on historical cost, unadjusted for the effects of inflation, except for the recording of unrealized gains and losses on securities available for sale. Inflation could significantly impact the value of the Company's interest rate sensitive assets and liabilities and the cost of non-interest expenses, such as salaries, benefits and other operating expenses.

As a financial intermediary, the Company holds a high percentage of interest rate sensitive assets and liabilities. Consequently, the estimated fair value of a significant portion of the Company's assets and liabilities re-price more frequently than those of non-banking entities. The Company's policies attempt to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income, earnings and capital. A comparison of the carrying value of the Company's financial instruments to their estimated fair value as of December 31, 2002, is disclosed in Note 15 of the Notes to Consolidated Financial Statements included with this report.

Liquidity and Interest Rate Risk Management

Liquidity reflects The Company's ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other Company transactional requirements. Liquidity is provided primarily by funds invested in cash and due from banks, interest-bearing deposits with other banks and Federal funds sold, which measured $5,587,000 at December 31, 2002. The Company also has available various lines of credit with correspondent financial institutions of more than $41,000,000 at year-end. Further enhancing the Company's liquidity is the availability of approximately $7,591,000 (at amortized cost) in securities maturing within one year. Also, the Company has additional securities with maturities greater than one year with an estimated fair value totaling $18,553,000 classified as available for sale that may be liquidated should an unforeseen need for liquidity arise. The Company's liquidity position is monitored continuously to ensure that day-to-day as well as anticipated long-term funding needs are met. Management is not aware of any other trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to the Company's liquidity.

Interest rate risk represents the volatility in earnings and market values of interest earning assets and interest-bearing liabilities resulting from changes in market rates. The Company seeks to minimize interest rate risk through asset/liability management. The Company's Risk Management Committee, which is comprised of directors and management, meets on a regular basis to review the Company's sources and uses of funds for the succeeding (30), (60) and (90) day time frames. In addition, projected balance sheets for the succeeding (12) month time frame are prepared and reviewed in order to ensure that liquidity is within policy guidelines, and if not, that appropriate strategies are formulated, implemented and measured for effectiveness in order to bring liquidity risk within policy guidelines. Management is not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change in the Company's liquidity.

The following table represents the results of the Company's interest sensitivity simulation analysis as of December 31, 2002 and 2001. Key assumptions in the preparation of the table include changes in market conditions including interest rates, loan volumes, and pricing; prepayment assumptions; customer preferences; and capital plans. To attempt to quantify the potential change in net interest income, given a change in interest rates, various interest rate scenarios are applied to projected balances, maturities and repricing opportunities. The resulting change in net interest income reflects the level of sensitivity that net interest income has in relation to changing interest.

	Annualized Hypothetical % Change in Net Interest Income	
Interest Rate Scenario	2002	2001
Up 100 Basis Points	-2.3%	-4.8%
Down 100 Basis Points	1.8%	4.8%

COMMON STOCK PRICE RANGES AND RELATED STOCKHOLDER MATTERS

As of February 15, 2003, approximately 560 stockholders of record held the Company's common stock.

In December 2001, the Company received approval for listing on the Over the Counter Bulletin Board ("OTCBB"), which is sponsored by NASDAQ. Currently, four brokerage firms make a market in the Company's stock, which trades under the symbol of FNWV. Prior to the listing, the stock was predominantly traded on a limited basis in privately negotiated transactions. For trades conducted and reported to management in 2001, the trading range was between $16.00 and $17.50 per share, with the last reported trade at or near the high end of the trading range. Since such trades reported to management were infrequent, and private trades may have been conducted which were not reported to management, no representations can be made regarding the fair value per share prior to its listing on the bulletin board. The following table sets forth the high and low closing prices for the Company's common stock for 2002 and 2001 as derived from various external resources believed to be accurate.

	2002		2001	
	High	Low	High	Low
First Quarter	$ 18.00	$ 16.50	$ 16.00	$ 16.00
Second Quarter	18.00	17.50	17.50	16.00
Third Quarter	17.50	16.50	17.50	17.25
Fourth Quarter	17.45	16.50	17.50	15.00

Payment of dividends by the Company is dependent upon payments to it from the subsidiary bank. The ability of the subsidiary bank to pay dividends is subject to certain limitations under banking regulations. These limitations are discussed in Note 14 of the Notes to Consolidated Financial Statements included with this Annual Report. The following table sets forth the quarterly dividends per share declared on First National's common stock.

	2002	2001	2000
First Quarter	$ 0.13	$ 0.13	$ 0.11
Second Quarter	0.12	0.12	0.11
Third Quarter	0.07	0.14	0.13
Fourth Quarter	0.14	0.15	0.17
Total	$ 0.46	$ 0.54	$ 0.52

FIRST NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 3,036,801	$ 3,569,614
Federal funds sold	2,325,000	13,000
Interest-bearing deposits with other banks	225,325	2,138,601
Securities available for sale at estimated fair value (amortized cost of $23,033,527 and $11,141,227)	23,125,364	11,161,171
Securities held to maturity (estimated fair value of $9,715,842 and $7,290,628)	9,552,089	7,165,447
Loans, less allowance for loan losses of $1,035,857 and $837,436	109,515,824	102,800,646
Premises and equipment, net	2,729,979	2,456,403
Accrued interest receivable	719,646	711,937
Other real estate owned	30,000	795,826
Other assets	548,421	506,816
Total assets	$ 151,808,449	$ 131,319,461
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest-bearing	$ 15,610,048	$ 15,535,851
Interest-bearing	118,643,351	99,083,772
Total deposits	134,253,399	114,619,623
Short-term borrowings	2,535,361	3,400,858
Other liabilities	1,090,190	1,035,334
Long-term borrowings	1,350,000	442,033
Total liabilities	139,228,950	119,497,848
Shareholders' equity		
Common stock, $1.00 par value, authorized 10,000,000 shares, issued 983,780 and 981,780, respectively	983,780	981,780
Capital surplus	1,208,406	1,188,006
Retained earnings	10,331,292	9,639,661
Accumulated other comprehensive income	56,021	12,166
Total shareholders' equity	12,579,499	11,821,613
Total liabilities and shareholders' equity	$ 151,808,449	$ 131,319,461

See Notes to Consolidated Financial Statements

FIRST NATIONAL BANKSHARES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income			
Interest and fees on loans	$ 7,631,521	$ 7,969,213	$ 7,453,061
Interest and dividends on securities:			
Taxable	791,650	867,763	1,131,623
Tax-exempt	177,063	159,922	145,203
Interest on Federal funds sold and interest-bearing deposits	92,089	227,470	30,733
Total interest income	8,692,323	9,224,368	8,760,620
Interest expense			
Deposits	2,846,518	3,840,931	3,628,942
Short-term borrowings	51,364	256,292	422,295
Long-term borrowings	27,678	26,340	27,258
Total interest expense	2,925,560	4,123,563	4,078,495
Net interest income	5,766,763	5,100,805	4,682,125
Provision for loan losses	304,000	256,500	72,500
Net interest income after provision for loan losses	5,462,763	4,844,305	4,609,625
Noninterest income			
Service fees	467,134	442,739	293,789
Securities gains (losses), net	83,948	-	(3,440)
Loan origination fees - secondary market loans	308,355	128,235	10,746
Other income	131,717	99,710	130,345
Total noninterest income	991,154	670,684	431,440
Noninterest expense			
Salaries and employee benefits	2,193,917	1,823,007	1,700,934
Net occupancy expense	343,632	305,343	269,917
Equipment rental, depreciation and maintenance	409,433	332,070	277,527
Data processing	396,916	336,166	273,588
Advertising	142,588	94,392	92,063
Professional and legal	132,546	127,840	126,918
Directors' fees and shareholder expenses	117,735	105,957	110,554
Postage and courier	130,184	94,220	77,953
Stationery and supplies	140,296	112,148	83,341
Loss on foreclosed real estate	265,902	-	-
Other operating expenses	467,980	411,449	390,265
Total noninterest expense	4,741,129	3,742,592	3,403,060
Income before income taxes	1,712,788	1,772,397	1,638,005
Income tax expense	569,258	572,693	537,912
Net income	$ 1,143,530	$ 1,199,704	$ 1,100,093
Basic earnings per common share	$ 1.16	$ 1.23	$ 1.14
Diluted earnings per common share	$ 1.16	$ 1.22	$ 1.13

See Notes to Consolidated Financial Statements

FIRST NATIONAL BANKSHARES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (1)	Total Shareholders' Equity
Balance, December 31, 1999	$ 964,515	$ 1,019,053	$ 8,370,344	$ (203,244)	$ 10,150,668
Comprehensive income:					
Net income			1,100,093		1,100,093
Other comprehensive income, net of deferred income tax of $103,435:					
Unrealized gains on securities				161,783	161,783
Total comprehensive income					1,261,876
Cash dividends declared on common stock ($0.52)			(503,433)		(503,433)
Issued 6,750 shares of common stock pursuant to stock option plan	6,750	70,400			77,150
Balance, December 31, 2000	971,265	1,089,453	8,967,004	(41,461)	10,986,261
Comprehensive income:					
Net income			1,199,704		1,199,704
Other comprehensive income, net of deferred income tax of $34,286					
Unrealized gains on securities				53,627	53,627
Total comprehensive income					1,253,331
Cash dividends declared on common stock ($0.54)			(527,047)		(527,047)
Issued 10,515 shares of common stock pursuant to stock option plan	10,515	98,553			109,068
Balance, December 31, 2001	981,780	1,188,006	9,639,661	12,166	11,821,613
Comprehensive income:					
Net income			1,143,530		1,143,530
Other comprehensive income, net of deferred income tax of $28,038:					
Unrealized gains on securities net of reclassification adjustment				43,855	43,855
Total comprehensive income					1,187,385
Cash dividends declared on common stock ($0.46)			(451,899)		(451,899)
Issued 2,000 shares of common stock pursuant to stock option plan	2,000	20,400			22,400
Balance, December 31, 2002	$ 983,780	$ 1,208,406	$ 10,331,292	$ 56,021	$ 12,579,499

	2002	2001	2000
(1) Disclosure of reclassification amount for the years ended:			
Net unrealized appreciation arising during the period, net of tax	$ 75,522	$ 53,627	$ 161,783
Less: reclassification adjustment for net securities gains included in net income, net of tax	(31,667)	-	-
Net unrealized appreciation on investment	$ 43,855	$ 53,627	$ 161,783

See Notes to Consolidated Financial Statements

FIRST NATIONAL BANKSHARES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,143,530	$ 1,199,704	$ 1,100,093
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	324,814	243,871	219,412
Loss on disposal of premises and equipment	2,900	1,184	-
Loss (gain) on sale of foreclosed assets	265,902	(4,188)	4,000
Provision for loan losses	304,000	256,500	72,500
Deferred income tax (benefit) expense	(6,446)	(21,747)	11,707
Accretion of security discounts, net	73,509	(103,466)	(17,072)
Securities (gains) losses, net	(83,948)	-	3,440
(Increase) decrease in accrued interest receivable	(7,709)	225,438	(210,507)
(Increase) decrease in other assets	(65,118)	58,570	(75,931)
Increase in other liabilities	64,394	56,720	15,557
Net cash provided by operating activities	**2,015,828**	**1,912,586**	**1,123,199**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities held to maturity	27,730,999	109,805,000	1,011,560
Proceeds from maturities and calls of securities available for sale	3,047,750	22,260,000	2,500,000
Purchases of securities held to maturity	(5,423,713)	(105,488,780)	(851,025)
Purchases of securities available for sale	(39,623,539)	(23,715,092)	(501,590)
Net increase in loans	(7,049,178)	(15,298,347)	(13,767,659)
Purchases of premises and equipment	(599,369)	(1,167,755)	(60,644)
Proceeds from sale of premises and equipment	-	4,770	-
Proceeds from sales of foreclosed assets	529,924	204,188	24,000
Lease payments collected on other real estate owned	-	17,670	42,000
Net cash used in investing activities	**(21,387,126)**	**(13,378,346)**	**(11,603,358)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposits, NOW and savings accounts	21,369,032	19,239,903	(2,287,663)
Net (decrease) increase in time deposits	(1,735,256)	(1,145,449)	9,680,988
Proceeds from issuance of common stock pursuant to stock option plan	22,400	109,068	77,150
Net (decrease) increase in short-term borrowings	(865,497)	(2,507,846)	1,796,125
Principal payments on long-term borrowings	(442,033)	(16,084)	(15,171)
Proceeds from long-term borrowings	1,350,000	-	-
Dividends paid	(461,437)	(544,895)	(482,995)
Net cash provided by financing activities	**19,237,209**	**15,134,697**	**8,768,434**

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
(Decrease) increase in cash and cash equivalents	$ (134,089)	$ 3,668,937	$ (1,711,725)
Cash and cash equivalents:			
Beginning	5,721,215	2,052,278	3,764,003
Ending	$ 5,587,126	$ 5,721,215	$ 2,052,278
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 2,987,534	$ 4,218,851	$ 3,998,842
Income taxes	$ 639,255	$ 730,499	$ 602,362
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 30,000	$ -	$ 200,000
Dividends declared and unpaid	$ 137,729	$ 147,267	$ 165,115

See Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: First National Bankshares Corporation (the "Company") is a bank holding company, which provides financial products and services through its wholly owned subsidiaries, First National Bank and FNB Insurance, LLC. First National Bank is a commercial bank with operations in Greenbrier and Kanawha Counties of West Virginia and Alleghany County in Virginia. The Bank provides retail and commercial loans and deposit and trust services primarily to customers in Greenbrier, Kanawha, Alleghany and surrounding counties. FNB Insurance, LLC was organized on September 27, 2000, for the purpose of investing in ProServ, LLC, an insurance agency operating in the State of West Virginia selling various lines of insurance products. Along with other investors, FNB Insurance, LLC will share in the results of ProServ, LLC.

The Company's only defined business segment is community banking. As a community bank, the Company offers its customers a full range of products through traditional branches, ATMs, and personal computers.

Principles of consolidation: The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States and to general practices within their respective industries. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, First National Bank and FNB Insurance, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, balances due from banks (including cash items in process of clearing), Federal funds sold and interest-bearing deposits with other banks. Cash flows from demand deposits, NOW and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit are reported net.

Securities: Debt and equity securities are classified as "held to maturity," "available for sale" or "trading" according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity - Debt securities which the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for amortization of premiums and accretion of discounts.

Securities available for sale - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale." Securities classified as "available for sale" are those securities the Company intends to hold for an indefinite period of time but not necessarily to maturity. "Available for sale" securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes and reported as a separate component of shareholders' equity.

Trading securities - Securities purchased with the intention of recognizing short-term profits are placed in a trading account and carried at market value. Realized and unrealized gains and losses are included in income. There are no securities classified as "trading" in the accompanying consolidated financial statements.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest is accrued daily on the outstanding balances.

The allowance for loan losses is maintained at a level considered adequate to absorb probable losses inherent in the loan portfolio. Provisions charged to operating expense and reduced by net charge-offs increase the allowance. The subsidiary bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes collectibility is unlikely. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in conditions.

A loan is impaired when, based on current information and events, it is probable that the subsidiary bank will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Generally, after management's evaluation, loans are placed on nonaccrual status when principal or interest is greater than 90 days past due based upon the loan's contractual terms. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. When a loan is placed on nonaccrual status, interest accrued and not collected in the current year is reversed and interest accrued and not collected from the prior year is charged to the allowance for loan losses. Interest on nonaccrual loans is recognized primarily using the cost-recovery method, whereby no income will be recognized until the entire principal balance is collected.

Loan fees and costs: Effective July 1, 2002, loan origination and commitment fees and direct loan origination costs are deferred and amortized as an adjustment of the loan yield over the life of the related loan. Prior to this date, the fees and costs were being recognized as collected and incurred, which did not produce results that were materially different from the recognition method adopted July 1, 2002.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for bank premises and equipment over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale that was acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at estimated fair value less selling expenses with any write-down being charged to the allowance for loan losses. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are insignificant and are charged to operating expenses. Gains and losses on the sale of these properties are credited or charged to operating income in the year of the transactions.

Income taxes: Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The components of other comprehensive income included in the Consolidated Statements of Shareholders' Equity have been computed based upon a 39% effective tax rate.

Earnings per share: Basic earnings per common share are computed based upon the weighted average shares outstanding. Diluted per share amounts assume the conversion, exercise or issuance of all stock options. The computation of basic and diluted earnings per share amounts at December 31, 2002, 2001 and 2000 is based upon the following outstanding shares:

	2002	2001	2000
Weighted average shares outstanding for basic earnings per share calculation	981,906	975,690	966,823
Effect of dilutive securities stock options	2,876	5,525	5,752
Weighted average shares outstanding for fully-diluted earnings per share calculation	984,782	981,215	972,575

Stock options: The Company has an incentive stock option plan covering certain key employees. Grants under the plan are accounted for under the intrinsic value method. Accordingly, no compensation cost has been recognized for grants under the plan. Had compensation for the plan been determined based on the fair value method, reported net income and earnings per share would have been reduced to the pro forma amounts shown below:

	2002	2001	2000
Net income:			
As reported	$ 1,143,530	$ 1,199,704	$ 1,100,093
Pro forma	$ 1,141,329	$ 1,197,505	$ 1,085,250
Basic earnings per share:			
As reported	$ 1.16	$ 1.23	$ 1.14
Pro forma	$ 1.16	$ 1.23	$ 1.12
Diluted earnings per share:			
As reported	$ 1.16	$ 1.22	$ 1.13
Pro forma	$ 1.16	$ 1.22	$ 1.12

401(k) plan: The subsidiary bank sponsors a 401(k) plan, which covers substantially all employees. Bank contributions to the plans are charged to expense.

Postretirement benefit plans: The subsidiary bank provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The plans are contributory with retiree contributions and are unfunded. The subsidiary bank's share of the estimated costs that will be paid after retirement is being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

Reclassifications: Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to current year classifications.

Emerging accounting standards:

Accounting for Transfers and Servicing of Financial Assets and Liabilities
Effective April 1, 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities" ("SFAS No. 140"). SFAS 140 revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures concerning transferred assets and collateral. The impact of adopting SFAS No. 140 was not significant to the Company's financial position, results of operations or cash flows.

Business Combinations and Goodwill and Other Intangible Assets
In July 2001, SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") were issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. SFAS No. 142 was effective January 1, 2002. The Company adopted the accounting standards as required and there was no impact on the Company's financial position or net income.

Recent Accounting Developments
In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of FAS 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. The recognition

requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company does not expect the requirements of FIN 45 to have a material impact on its financial statements.

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal. The statement is not expected to have a material impact on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, which updates, clarifies, and simplifies certain existing accounting pronouncements. The changes required by FAS No. 145 are not expected to have a material impact on results of operations, financial position, or liquidity of the Company.

Note 2. Securities

The amortized cost, unrealized gains and losses, and estimated fair values of securities at December 31, 2002 and 2001, are summarized as follows:

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available for sale				
Taxable:				
U.S. Government agencies and corporations	$ 22,671,210	$ 92,975	$ 655	$ 22,763,530
Federal Reserve Bank stock	56,650	-	-	56,650
Federal Home Loan Bank stock	280,900	-	-	280,900
Other equities	22,517	-	483	22,034
Total taxable	23,031,277	92,975	1,138	23,123,114
Tax-exempt:				
Federal Reserve Bank stock	2,250	-	-	2,250
Total securities available for sale	$ 23,033,527	$ 92,975	$ 1,138	$ 23,125,364
Held to maturity				
Taxable:				
U.S. Government agencies and corporations	$ 1,000,000	$ 38,200	$ -	$ 1,038,200
State and political subdivisions	455,000	18,177	-	473,177
Certificates of deposit with other banks	2,155,805	-	-	2,155,805
Total taxable	3,610,805	56,377	-	3,667,182
Tax-exempt:				
State and political subdivisions	5,941,284	116,071	8,695	6,048,660
Total securities held to maturity	$ 9,552,089	$ 172,448	$ 8,695	$ 9,715,842

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale				
Taxable:				
U.S. Government agencies and corporations	$ 10,413,710	$ 62,436	$ 42,009	$ 10,434,137
Federal Reserve Bank stock	56,650	-	-	56,650
Federal Home Loan Bank stock	646,100	-	-	646,100
Other equities	22,517	-	483	22,034
Total taxable	11,138,977	62,436	42,492	11,158,921
Tax-exempt:				
Federal Reserve Bank stock	2,250	-	-	2,250
Total securities available for sale	$ 11,141,227	$ 62,436	$ 42,492	$ 11,161,171

	December 31, 2001			
	Carrying Value (Amortized Cost)	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Held to maturity				
Taxable:				
U.S. Government agencies and corporations	$ 2,984,833	$ 41,666	$ -	$ 3,026,499
State and political subdivisions	470,000	14,509	-	484,509
Total taxable	**3,454,833**	**56,175**	**-**	**3,511,008**
Tax-exempt:				
State and political subdivisions	3,710,614	70,212	1,206	3,779,620
Total securities held to maturity	**$ 7,165,447**	**$ 126,387**	**$ 1,206**	**$ 7,290,628**

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities, which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

The maturities, amortized cost and estimated fair values of securities at December 31, 2002, are summarized as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within 1 year	$ 3,406,824	$ 3,485,330	$ 4,184,482	$ 4,210,070
Due after 1 but within 5 years	3,059,444	3,116,912	18,486,728	18,553,460
Due after 5 but within 10 years	2,001,841	1,999,903	-	-
Due after 10 years	1,083,980	1,113,697	-	-
Equity securities	-	-	362,317	361,834
	$ 9,552,089	$ 9,715,842	$ 23,033,527	$ 23,125,364

At December 31, 2002 and 2001, securities with amortized costs of $11,864,694 and $10,818,543, respectively, with estimated fair values of $11,961,085 and $10,895,101, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 3. Loans

Loans are summarized as follows:

	2002	2001
Commercial, financial and agricultural	$ 47,268,220	$ 42,540,798
Real estate - construction	1,340,230	1,163,417
Real estate - mortgage	45,774,579	44,399,052
Installment loans to individuals	13,805,306	13,236,237
Other	2,398,461	2,298,578
Total loans	**110,586,796**	**103,638,082**
Net deferred loan origination fees	(35,115)	-
Total loans net of deferred loan origination fees	**110,551,681**	**103,638,082**
Less allowance for loan losses	1,035,857	837,436
Loans, net	**$ 109,515,824**	**$ 102,800,646**

Included in the net balance of loans are nonaccrual loans amounting to $433,004 and $294,452 at December 31, 2002 and 2001, respectively. If interest on nonaccrual loans had been recognized under the original terms of the loans, such income would have approximated $22,288, $16,822 and $16,524 for the years ended December 31, 2002, 2001 and 2000, respectively. No income was recognized on such loans during 2002, 2001 or 2000.

The following represents contractual maturities of loans at December 31, 2002:

	Within 1 Year	After 1 But Within 5 Years	After 5 Years
Commercial, financial and agricultural	$ 15,267,020	$ 24,784,470	$ 7,216,730
Real estate - construction	1,340,230	-	-
Aggregate of remaining loan portfolio	21,229,430	15,435,230	25,313,686
Total	$ 37,836,680	$ 40,219,700	$ 32,530,416
Loans due after one year with:			
Variable rates	$ 49,873,745		
Fixed rates	22,876,371		
Total	$ 72,750,116		

Concentrations of credit risk: *The subsidiary bank grants commercial, residential and consumer loans to customers primarily located in Greenbrier and Kanawha Counties of West Virginia and Alleghany County in Virginia.*

Loans to related parties: The subsidiary bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In the opinion of management, all such loans were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents the activity with respect to related party loans aggregating $60,000 or more to any one related party:

	2002	2001
Balance, beginning	$ 2,209,070	$ 2,378,084
Additions	2,832,076	1,543,717
Amounts collected	(1,960,666)	(1,712,731)
Balance, ending	$ 3,080,480	$ 2,209,070

Note 4. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Balance, beginning of year	$ 837,436	$ 618,656	$ 763,523
Losses:			
Commercial, financial and agricultural	8,375	7,342	9,600
Real estate - mortgage	37,702	-	176,926
Installment loans to individuals	72,119	43,393	56,607
Other	3,308	5,403	10,008
Total	121,504	56,138	253,141
Recoveries:			
Commercial, financial and agricultural	764	-	-
Installment loans to individuals	13,913	15,500	29,077
Other	1,248	2,918	6,697
Total	15,925	18,418	35,774
Net losses	105,579	37,720	217,367
Provision for loan losses	304,000	256,500	72,500
Balance, end of year	$ 1,035,857	$ 837,436	$ 618,656

The Company's total recorded investment in impaired loans at December 31, 2002 and 2001 approximated $433,004 and $294,452, respectively, for which the related allowance for loan losses approximated $82,405 and $16,000, respectively. The Company's average investment in such loans approximated $302,279, $306,334 and $618,024 for the years ended December 31, 2002, 2001 and 2000, respectively. All impaired loans at December 31, 2002 and 2001 were collateral dependent and, accordingly, the fair value of the loan's collateral was used to measure the impairment of each loan. For the years ended December 31, 2002, 2001 and 2000, the Company recognized $21,719, $23,807 and $38,247, respectively, in interest income on impaired loans.

For purposes of evaluating impairment, the Company considers groups of smaller-balance homogeneous loans to include: mortgage loans secured by residential property, other than those which significantly exceed the subsidiary bank's typical residential mortgage loan amount (currently those in excess of $100,000); small-balance commercial loans (currently those less than $50,000); and installment loans to individuals, exclusive of those loans in excess of $50,000.

Note 5. Other Real Estate Owned

Other real estate owned totaled $30,000 and $795,826 at December 31, 2002 and 2001, respectively. The December 31, 2002 carrying amount consists of a single parcel of residential property. Subsequent to year-end, the property was sold wherein the Company recognized a $9,567 gain. The December 31, 2001 carrying amount consisted of a single parcel of commercial property. The property was leased for a period of time during 2001 and 2000 pursuant to an agreement signed in 1999. Lease payments were accounted for under the cost recovery method as reductions in the carrying value of the property. Total lease payments received for the years ended December 31, 2001 and 2000 totaled $17,670 and $42,000, respectively. The property was sold for cash in August 2002 wherein the Company recognized a $265,902 loss.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation at December 31 are summarized as follows:

	2002	2001
Land	$ 554,273	$ 554,273
Building and improvements	2,385,776	1,640,205
Furniture and equipment	2,449,191	2,092,996
Construction in process	-	542,112
	5,389,240	4,829,586
Less accumulated depreciation	2,659,261	2,373,183
Bank premises and equipment, net	$ 2,729,979	$ 2,456,403

Depreciation expense for the years ended December 31, 2002, 2001 and 2000, totaled $322,893, $241,965 and $219,412, respectively.

At December 31, 2001, the Company had incurred construction costs and equipment procurement outlays totaling $542,112, all of which related to a new full-service branch facility built in Covington, Virginia. The facility opened on February 4, 2002.

Note 7. Deposits

The following is a summary of interest-bearing deposits by type as of December 31:

	2002	2001
Interest-bearing demand deposits	$ 18,551,872	$ 15,779,572
Savings deposits	67,848,799	49,326,264
Certificates of deposit	32,242,680	33,977,936
Total	$ 118,643,351	$ 99,083,772

Time certificates of deposit in denominations of $100,000 or more totaled $5,595,192 and $7,074,563 at December 31, 2002 and 2001, respectively. Interest paid on time certificates of deposit in denominations of $100,000 or more was $267,472, $474,126 and $314,791 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of the maturity distribution of certificates of deposit in denominations of $100,000 or more as of December 31, 2002:

	Amount
Three months or less	$ 1,040,211
Three through six months	437,216
Six through twelve months	2,270,193
Over twelve months	1,847,572
Total	$ 5,595,192

A summary of the maturities of certificates of deposit as of December 31, 2002, follows:

Year	Amount
2003	$ 22,741,184
2004	6,351,428
2005	2,146,841
2006	921,737
2007	81,490
	$ 32,242,680

The Bank has, and expects to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, these deposits and transactions were on the same terms as those for comparable deposits and transactions with nonrelated parties. Aggregate deposit and related balances (principally repurchase agreements) with related parties for the years ended December 31, 2002 and 2001, were $3,305,662 and $1,543,234, respectively.

Note 8. Other Borrowings

Short-term borrowings: During 2002 and 2001, the Company's short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements), Federal funds purchased from other financial institutions and short-term advances from the Federal Home Loan Bank.

	2002		
	Repurchase Agreements	Federal Funds Purchased	Short-term Advances-FHLB
Outstanding at year-end	$ 2,535,361	$ -	$ -
Weighted average interest rate at December 31	0.9%	0.0%	0.0%
Maximum amount outstanding at any month-end	$ 3,854,353	$ -	$ -
Average daily amount outstanding	$ 3,377,734	$ 4,268	$ -
Weighted average interest rate	1.5%	2.1%	0.0%

	2001		
	Repurchase Agreements	Federal Funds Purchased	Short-term Advances-FHLB
Outstanding at year-end	$ 3,400,858	$ -	$ -
Weighted average interest rate at December 31	2.4%	0.0%	0.0%
Maximum amount outstanding at any month-end	$ 17,956,394	$ 244,000	$ 3,000,000
Average daily amount outstanding	$ 4,123,240	$ 28,175	$ 1,832,877
Weighted average interest rate	3.9%	5.7%	5.2%

Interest paid on these borrowings is based upon either fixed or variable rates as determined upon origination. For the Company's repurchase agreements, minimum deposit balance requirements are established on a case-by-case basis. The securities underlying these agreements are under the subsidiary bank's control and secure the total outstanding daily balances.

Long-term borrowings: The Company's long-term borrowings of $1,350,000 and $442,033 at December 31, 2002 and December 31, 2001, respectively, consist of advances from the Federal Home Loan Bank ("FHLB"). These borrowings bear fixed rates and are secured by Federal Home Loan Bank stock, qualifying first mortgage loans, certain nonmortgage loans and all investments not otherwise pledged. The average interest rate on the borrowings at December 31, 2002 and 2001 was 4.3% and 5.9%, respectively.

A summary of the maturities of all long-term borrowings for the next five years and thereafter is as follows:

Year Ending December 31,	Amount
2003	$ 65,409
2004	68,291
2005	71,300
2006	74,443
2007	77,722
Thereafter	992,835
	$ 1,350,000

Note 9. Income Taxes

The components of applicable income tax expense (benefit) for the years ended December 31 are as follows:

	2002	2001	2000
Current:			
Federal	$ 487,051	$ 508,348	$ 462,132
State	88,653	86,092	64,073
	575,704	594,440	526,205
Deferred (Federal and State)	(6,446)	(21,747)	11,707
Total	$ 569,258	$ 572,693	$ 537,912

A reconciliation between the amounts of reported income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income for the years ended December 31 is as follows:

	2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	$ 582,348	34.0	$ 602,615	34.0	$ 556,922	34.0
Increase (decrease) in taxes from:						
Tax-exempt interest	(80,333)	(4.7)	(75,217)	(4.3)	(61,453)	(3.8)
State income taxes, net of Federal income tax benefit	57,965	3.4	54,981	3.1	43,278	2.7
Other, net	9,278	0.5	(9,686)	(0.6)	(835)	(0.1)
Applicable income taxes	$ 569,258	33.2	$ 572,693	32.2	$ 537,912	32.8

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 297,861	$ 220,478
Employee benefits	191,025	177,995
Other real estate owned	-	22,493
	488,886	420,966
Deferred tax liabilities:		
Depreciation	60,682	14,078
Accretion on securities	3,564	23,937
Net deferred loan origination fees	85,215	50,153
Basis differences - other assets	181	-
Net unrealized gain on securities	35,816	7,778
	185,458	95,946
Net deferred tax assets	$ 303,428	$ 325,020

Note 10. Employee Benefits

401(k) plan: The subsidiary bank sponsors a 401(k) defined contribution plan covering substantially all employees. Participants are eligible to contribute up to 15% of their annual compensation to the plan. The Bank matches up to 5% of each participant's annual compensation. In addition, the Bank is also eligible to make discretionary contributions to the plan. Contributions to the above plan for the years ended December 31, 2002, 2001 and 2000, totaled $47,451, $51,443 and $57,170, respectively.

Postretirement benefit plans: The subsidiary bank sponsors a postretirement medical plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Participation in the plans is limited to all employees hired prior to January 1, 1999. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. The plans are unfunded. Details regarding the retiree medical plan and the retiree life insurance plan are as follows:

	Retiree Medical and Life Insurance Plans		
	2002	2001	2000
Change in accumulated postretirement benefit obligation			
Accumulated postretirement benefit obligation at beginning of year	$ 439,049	$ 389,458	$ 497,536
Service cost	5,572	6,855	9,780
Interest cost	28,594	26,248	34,122
Actuarial loss (gain)	77,717	45,016	(123,173)
Benefits paid	(28,723)	(28,528)	(28,807)
Accumulated postretirement benefit obligation at end of year	$ 522,209	$ 439,049	$ 389,458

	Retiree Medical and Life Insurance Plans		
	2002	2001	2000
Change in plan assets			
Fair value of plan assets at beginning of year	$ -	$ -	$ -
Employer contributions	28,723	28,528	28,807
Benefits paid	(28,723)	(28,528)	(28,807)
Fair value of plan assets at end of year	$ -	$ -	$ -
Funded status	$ (522,209)	$ (439,049)	$ (389,458)
Unrecognized net actuarial loss (gain)	69,804	(11,890)	(63,418)
Accrued postretirement benefit cost	$ (452,405)	$ (450,939)	$ (452,876)

	Retiree Medical and Life Insurance Plans		
	2002	2001	2000
Components of net periodic postretirement benefit cost			
Service cost	$ 5,572	$ 6,855	$ 9,780
Interest cost	28,594	26,248	34,122
Amortization of net actuarial (gain) loss	(3,977)	(6,512)	905
Net periodic postretirement benefit cost	$ 30,189	$ 26,591	$ 44,807

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percent Point Increase	One Percent Point Decrease
Increase (decrease) service and interest rate components	$ 1,221	$ (1,232)
(Increase) decrease accumulated postretirement benefit obligation	$ (18,774)	$ 18,953

Note 11. Stock Option Plan

Information regarding the Company's stock option plan is presented below. The significant provisions of the plan include authorization of the stock option committee to grant up to 98,125 shares of common stock between April 25, 1996 and April 25, 2006 (the shareholders approved an amendment to the plan in April 2002 allocating an additional 50,000 shares to the plan). Each option fully vests after six months from the grant date and must be exercised within five years.

A summary of the status of the plan at December 31, 2002, 2001 and 2000, and changes during the year ended, along with the assumptions used in calculating the estimated fair value of the options, are as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Fixed options						
Outstanding at beginning of year	28,845	$ 15.61	37,610	$ 13.87	32,015	$ 12.43
Granted	-	-	5,250	17.50	15,470	16.00
Exercised	(2,000)	11.20	(10,515)	10.37	(6,750)	11.43
Forfeited	-	-	(3,500)	15.50	(3,125)	14.95
Outstanding at end of year	26,845	15.93	28,845	15.61	37,610	13.87
Exercisable at end of year	26,845	15.93	23,595	15.19	23,890	12.65
Fair value per option granted during the year	N/A		$ 1.27		$ 1.83	
Option pricing method	N/A		Black-Scholes		Black-Scholes	
Assumptions:						
Expected dividend yield			3.00%		3.00%	
Risk-free interest rate			4.33%		5.92%	
Expected life of options			5 Years		5 Years	

At December 31, 2002, the options outstanding under the stock option plan have exercise prices ranging from $15.00 to $17.50 and a weighted average remaining contractual life of 2.4 years.

Note 12. Lease Obligation

The subsidiary bank leases the Charleston branch office space under an operating lease with an initial term of ten years expiring on May 1, 2006. The lease provides for two successive options for five-year renewals. Total minimum lease payments of $101,970 were charged to expense for each of the years ended December 31, 2002, 2001 and 2000. In addition, adjustments may be charged or credited to the minimum amount for changes in the Company's portion of the common area maintenance. Total future minimum lease payments under the lease are as follows:

Year Ending December 31,	Amount
2003	$ 101,970
2004	101,970
2005	101,970
2006	33,990
	$ 339,900

Note 13. Commitments and Contingencies

<u>Reserve requirements</u>: The subsidiary bank is required to maintain average balances with the Federal Reserve Bank. During 2002, the average balance maintained was approximately $712,000. The subsidiary bank does not earn interest on this balance.

<u>Financial instruments with off-balance sheet risk</u>: The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The contract amounts of those instruments reflect the extent of involvement the bank has in particular classes of financial instruments. At December 31, 2002 and 2001, the subsidiary bank's financial instruments with off-balance sheet risk are as follows:

Financial instruments whose contract amounts represent credit risk	Contract Amount 2002	Contract Amount 2001
Total loan commitments	$ 15,647,977	$ 15,371,867

The subsidiary bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The subsidiary bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Bank management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

<u>Litigation</u>: The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, based upon the advice of counsel, the outcome of these matters will not have a significant adverse effect on the consolidated financial position of the Company.

<u>Employment agreements</u>: The Company signed a ten-year employment contract with its Chief Executive Officer on April 18, 2001. Included in the contract is an involuntary termination clause, whereby if the board of directors without cause terminates the agreement, the Executive is entitled to receive twice his annual compensation as severance. Similarly, a change in control contract entered into on October 14, 1993 and as amended on December 17, 1998, contains provisions that would entitle the Executive to receive, under certain circumstances, twice his annual compensation in the event there is a change in control in the Company (as defined) and a termination of his employment, including his voluntary resignation. Although the above contracts are mutually exclusive, there is a provision in the employment

contract which stipulates that the Executive shall receive no compensation under the involuntary termination clause of the employment contract if the involuntary termination gives the Executive a right to any payment under the change in control agreement. The maximum contingent liability under either agreement approximates $361,000 at December 31, 2002.

Note 14. Regulatory Restrictions on Capital and Dividends

The primary source of funds for the dividends paid by the Company is dividends received from its subsidiary bank. Dividends paid by the subsidiary bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the regulatory agency if dividends declared in any year exceed the year's net income, as defined, plus the net retained profits of the two preceding years. During 2003, the net retained profit available for distribution to the Company as dividends without regulatory approval approximates $503,000 plus net retained profits, as defined, for the interim periods through the date of declaration.

The subsidiary bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of the subsidiary bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the subsidiary bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's classification.

The following table sets forth the subsidiary bank's actual capital amounts and ratios (in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets)	$ 12,464	12.18%	$ 8,189	8.00%	$ 10,236	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	11,428	11.16%	4,094	4.00%	6,141	6.00%
Tier 1 Capital (to Average Assets)	11,428	7.64%	4,489	3.00%	7,481	5.00%
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets)	$ 11,713	12.40%	$ 7,554	8.00%	$ 9,443	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	10,876	11.52%	3,777	4.00%	5,666	6.00%
Tier 1 Capital (to Average Assets)	10,876	8.29%	3,938	3.00%	6,563	5.00%

Note 15. Fair Value of Financial Instruments

The following summarizes the methods and significant assumptions used by the Company in estimating its fair value disclosures for financial instruments.

Cash and due from banks, interest-bearing deposits with other banks and Federal funds sold: The carrying values of these amounts approximate their estimated fair value.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying values of accrued interest receivable approximate their estimated fair value.

Deposits: The estimated fair values of demand deposits (i.e., noninterest-bearing checking, NOW, money market and savings accounts) and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The estimated fair values for long-term borrowings are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for borrowings with similar terms.

Accrued interest payable: The carrying values of accrued interest payable approximate their estimated fair value.

Off-balance sheet instruments: The fair values of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments are deemed insignificant and, therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of the Company's financial instruments are summarized below:

	December 31, 2002		December 31, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 3,036,801	$ 3,036,801	$ 3,569,614	$ 3,569,614
Interest-bearing deposits with other banks	225,325	225,325	2,138,601	2,138,601
Federal funds sold	2,325,000	2,325,000	13,000	13,000
Securities available for sale	23,033,527	23,125,364	11,161,171	11,161,171
Securities held to maturity	9,552,089	9,715,842	7,165,447	7,290,628
Loans	109,515,824	121,927,703	102,800,646	104,145,143
Accrued interest receivable	719,646	719,646	711,937	711,937
	$ 148,408,212	$ 161,075,681	$ 127,560,416	$ 129,030,094
Financial liabilities:				
Deposits	$ 134,253,399	$ 134,571,895	$ 114,619,623	$ 115,033,899
Short-term borrowings	2,535,361	2,539,730	3,400,858	3,400,858
Accrued interest payable	81,945	81,945	143,919	143,919
Long-term borrowings	1,350,000	1,438,896	442,033	442,033
	$ 138,220,705	$ 138,632,466	$ 118,606,433	$ 119,020,709

Note 16. Condensed Financial Statements of Parent Company

Balance Sheets

	2002	2001
Assets		
Cash	$ 1	$ 463,222
Securities held to maturity (estimated fair value of $814,478 and $703,446)	792,706	700,305
Investment in bank subsidiary	11,483,795	10,888,344
Investment in insurance subsidiary	9,977	10,003
Loans, less allowance for loan losses of $0	362,452	385,055
Dividends receivable - bank subsidiary	137,729	147,267
Other assets	136,645	145,707
Total assets	$ 12,923,305	$ 12,739,903
Liabilities and shareholders' equity		
Liabilities		
Dividends payable to shareholders	$ 137,729	$ 147,267
Due to bank subsidiary	166,271	771,023
Other liabilities	39,806	-
Total liabilities	343,806	918,290
Shareholders' equity		
Common stock, $1.00 par value, authorized 10,000,000 shares, issued 983,780 and 981,780, respectively	983,780	981,780
Capital surplus	1,208,406	1,188,006
Retained earnings	10,331,292	9,639,661
Accumulated other comprehensive income	56,021	12,166
Total shareholders' equity	12,579,499	11,821,613
Total liabilities and shareholders' equity	$ 12,923,305	$ 12,739,903

Statements of Income

	2002	2001	2000
Interest and fees on loans	$ 15,282	$ 11,024	$ -
Interest on securities:			
Taxable	1,525	-	-
Tax-exempt	30,160	15,161	481
Income - dividends from bank subsidiary	761,900	1,453,391	503,433
Expenses - operating	342,053	367,070	-
Income before income taxes and undistributed income	466,814	1,112,506	503,914
Applicable income tax (benefit) expense	(125,146)	(135,479)	15
Income before undistributed income of (excess dividends from) subsidiaries	591,960	1,247,985	503,899
Equity in undistributed income (excess dividends from) subsidiaries	551,570	(48,281)	596,194
Net income	$ 1,143,530	$ 1,199,704	$ 1,100,093

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Cash Flows

Cash flows from operating activities	2002	2001	2000
Net income	$ 1,143,530	$ 1,199,704	$ 1,100,093
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of securities premiums	2,599	1,464	18
Equity in undistributed net income of (excess dividends from) subsidiaries	(551,570)	48,281	(596,194)
Decrease (increase) in receivables and other assets	18,600	(123,070)	(24,188)
(Decrease) increase in payables and other liabilities	(564,946)	611,988	159,035
Net cash provided by operating activities	48,213	1,738,367	638,764
Cash flows from investing activities			
Capital contribution – FNB Insurance, LLC	-	(3,500)	(7,000)
Proceeds from maturities and calls of securities held to maturity	5,000	-	-
Purchases of securities held to maturity	(100,000)	(450,763)	(251,024)
Net decrease (increase) in loans	22,603	(385,055)	-
Net cash used in investing activities	(72,397)	(839,318)	(258,024)
Cash flows from financing activities			
Proceeds from issuance of common stock pursuant to stock option plan	22,400	109,068	77,150
Dividends paid to shareholders	(461,437)	(544,895)	(482,995)
Net cash used in financing activities	(439,037)	(435,827)	(405,845)
(Decrease) increase in cash and cash equivalents	(463,221)	463,222	(25,105)
Cash and cash equivalents:			
Beginning	463,222	-	25,105
Ending	$ 1	$ 463,222	$ -
Supplemental Schedule of Noncash Investing and Financing Activities			
Dividends declared and upaid	$ 137,729	$ 147,267	$ 165,115

Note 17. Quarterly Financial Data (Unaudited)

The following is a summary of quarterly financial data for the years ended December 31, 2002 and 2001.

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 2,149,000	$ 2,185,000	$ 2,200,000	$ 2,158,000
Interest expense	765,000	759,000	728,000	673,000
Net interest income	1,384,000	1,426,000	1,472,000	1,485,000
Provision for loan losses	105,000	104,000	30,000	65,000
Securities gains, net	-	-	3,000	81,000
Net income	225,000	144,000	359,000	416,000
Earnings per share:				
Basic	$ 0.23	$ 0.15	$ 0.37	$ 0.42
Fully-diluted	$ 0.23	$ 0.15	$ 0.36	$ 0.42

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 2,295,000	$ 2,386,000	$ 2,322,000	$ 2,221,000
Interest expense	1,111,000	1,145,000	1,009,000	858,000
Net interest income	1,184,000	1,241,000	1,313,000	1,363,000
Provision for loan losses	30,000	40,000	81,000	106,000
Securities gains, net	-	-	-	-
Net income	258,000	305,000	309,000	328,000
Earnings per share:				
Basic	$ 0.27	$ 0.31	$ 0.32	$ 0.33
Fully-diluted	$ 0.26	$ 0.31	$ 0.31	$ 0.33

ERNST & YOUNG

Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholders
First National Bankshares Corporation

We have audited the accompanying consolidated balance sheets of First National Bankshares Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First National Bankshares Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Charleston, West Virginia
February 11, 2003

Board of Directors

L. THOMAS BULLA
President & Chief Executive Officer, First National Bankshares Corporation

MICHAEL G. CAMPBELL
Investor, Oil and Gas Executive, Owner, Renick Farm

D. ALLEN CARSON
President, Carson Associates

RICHARD E. FORD, SR.
Attorney at Law, Partner, The Ford Law Firm

W. BENNETT FULLER
Vice Chairman of the Board, First National Bankshares Corporation
Retired Banker

G. THOMAS GARTEN
President, Alleghany Motor Corporation
Owner, Greenway's Real Estate & Auction Company

WILLIAM D. GOODWIN
Attorney at Law, Owner, Broker, Coldwell Banker Stuart & Watts Real Estate, Inc.

LUCIE T. REFSLAND, Ed.D.
Professor of Mathematics, Greenbrier Community College Center of Bluefield State College

WILLIAM R. SATTERFIELD, JR.
President, Greenbrier Insurance Agency, Inc.

RICHARD L. SKAGGS
Retired

RONALD B. SNYDER
Chairman of the Board, First National Bankshares Corporation
President, R.B.S., Inc., dba Greenbrier Ready Mix, Greystone Block & Greystone Quarry
Union Concrete Products

Virginia Community Board

JACK A. HAMMOND
Consultant, MeadWestvaco

JACK A. "RUSTY" HAMMOND II
Paper Mill Superintendent, MeadWestvaco

LORENE J. "TEENIE" KEGLEY
Real Estate Broker & Appraiser, Owner, B.A. Rupert Real Estate, Inc.

GERALD D. "JOE" KERNS
Executive Officer, D.D. Kerns Construction Company

DENNY TINCHER
Owner & Manager, WKEY

ERNEST S. "DOC" WOODING
Owner, Wooding's 2000 Body Shop and 2000 Auto Broker

Officers

L. THOMAS BULLA
President, Chief Executive Officer

MATTHEW L. BURNS
Chief Financial Officer

JAMES C. CHANEY
Director, Virginia Banking Group

CHARLES A. HENTHORN
Chief Operating Officer

ROBERT A. LOVAS
Director of Private Banking

LESLIE W. BICKSLER
Director of Human Resources

DOUGLAS D. FISK
Director of Lending

MARY L. FISK
Director of Operations

CATHERINE L. GILBERT
Director of Credit Administration

JAMES L. KING
Market Manager—Lewisburg

KATHY L. KING
Director of Audit and Compliance

REBECCA E. MOHLER
Director of Marketing and Sales

BENNY A. WILLIAMS
Deputy Director, Virginia Banking Operations

Staff

Sharon Baker
Dianne Beale
Tammy Blackwell
Debbie Boone
Misty Boone
Pam Bowen
Cheryl Bowman
Kathy Childs
Amanda Cole
Kerri Davis
Brenda Gabbert
Carman Hanson-Phillips
Debbie Harvey
Earl Harvey
Connie Hedrick
Lana Hickman
Crisey Holliday
Denise Honaker
Gloria Humphries
Donna Kirby
Casey Lemley
Lynn McCarty
Debbie McClung
Sonya McDaniel
Ginger Morgan
Donna Norman
Noni Paxton
Mary Alice Ramsey
Cindy Rhodes
Tina Richmond
Bridgette Rinehart
Sue Rock
Nonnie Sampson
Jennifer Smith
Anne Stanley
Cherie Vallandingham
Sharon Wamsley
Karen Willis
Valerie Wilson
Amy Wykle
Paula Wykle

First National Bankshares Corporation
Post Office Box 457
Ronceverte, West Virginia 24970
(304) 647-4500
www.fnbwv.com